SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005.

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ........................... to ...........................

Commission File Number 333-13670
(Current S-8 Registration Number)

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Royal & SunAlliance 401(k) Account
9300 Arrowpoint Blvd.
Charlotte, North Carolina 28273

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Royal and Sun Alliance Insurance Group plc
9th Floor, One Plantation Place
30 Fenchurch Street
London EC3M 3BD
England

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Royal & SunAlliance 401(k)
Account

Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

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Royal & SunAlliance 401(k)
Contents
December 31, 2005 and 2004

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Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Royal & SunAlliance 401(k) Account (the “Plan”)

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Royal & SunAlliance 401(k) Account (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4i – Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina
June 26, 2006

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Royal & SunAlliance 401(k) Account
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

Assets
Investments
Interest-bearing cash	$52,455,165	$59,338,860
RSA stock fund (ADRs)	4,210,734	3,596,055
Interest in registered investment companies	231,124,547	241,953,163
Participant loans	2,748,896	3,812,606

Net assets available for benefits	$290,539,342	$308,700,684

The accompanying notes are an integral part of these financial statements.

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Royal & SunAlliance 401(k) Account
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$8,336,204
Distributions from registered investment companies	9,096,895
Interest on participant loans	156,349

Total investment income	17,589,448

Contributions
Participant	9,677,856
Employer	5,055,447

Total contributions	14,733,303

Total additions	32,322,751

Deductions
Deductions from net assets attributed to
Benefits paid to participants	50,480,392
Administrative fees	3,701

Total deductions	50,484,093

Net decrease	(18,161,342)
Net assets available for plan benefits
Beginning of year	308,700,684

End of year	$290,539,342

The accompanying notes are an integral part of these financial statements.

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Royal & SunAlliance 401(k) Account
Notes to Financial Statements
December 31, 2005 and 2004

1.	Description of Plan

The following brief description of the Royal & SunAlliance 401(k) Account (the “Plan”) is provided for general informational purposes only. Participants should refer to the Summary Plan Description or the Plan document for more complete information.

The Plan is a qualified voluntary defined contribution plan sponsored by Royal Indemnity Company, a member of Royal & SunAlliance USA (“RSA”) and an indirect wholly-owned subsidiary of Royal & Sun Alliance Insurance Group, plc. Fidelity Management Trust Company is the Plan Trustee (the “Trustee”). The Plan is administered by Royal Indemnity Company (the “Plan Administrator”). The Plan applies to all employees of the Royal Indemnity Company and its affiliates (hereinafter collectively referred to as the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

In July of 2001, Royal Indemnity Company subdivided the Royal & SunAlliance 401(k) Account into two components: (i) the Royal & SunAlliance 401(k) Account and (ii) the Royal & SunAlliance Savings and Investment Plan. Because the two components are identical, except for the Company matching contribution formula (as described below), the term “Plan” is used to refer to both components. The Company offered participants in the Plan on December 30, 2000, and still active on July 7, 2001, the option to choose which retirement program to participate in prospectively. Employees of the Company hired on or after August 1, 2000 are only eligible to participate in the Royal & SunAlliance 401(k) Account component and one component of the Company’s qualified defined benefit pension plan. Those employees electing to participate in the Royal & SunAlliance Savings and Investment Plan component are eligible to participate in a different component of the Company’s qualified defined benefit pension plans.

Vesting
Participants who are active employees on or after January 1, 2001 are 100% vested in their entire account balance including Company matching contributions regardless of their service. Participants who terminated their employment prior to 2001 were subject to a vesting schedule, but as of December 31, 2005, they are 100% vested.

Contributions
Under the terms of the Plan, participating employees may contribute to the Plan through payroll deduction via a salary reduction agreement, up to a maximum of 75% of eligible compensation. Pre-tax contributions are limited, however, to $14,000 for 2005 and $13,000 for 2004, as stipulated by the Internal Revenue Code. Contributions and account balances may be allocated between various funds at a percentage determined by each participant.

For the Royal & SunAlliance 401(k) Account component, the Company will match 100% of the first 5% of eligible pay contributed on a before tax basis. For the Royal & SunAlliance Savings and Investment Plan component, the Company will match 100% of the first 4% of eligible pay contributed on a before tax basis. The Company’s matching contributions are contributed to the Plan on a biweekly basis. Allocation of the Company’s matching contributions to participants’ accounts is based on the participants’ eligible contributions. If the Company does not announce a new matching percentage, then the percentage remains the same as the previous year.

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Royal & SunAlliance 401(k) Account
Notes to Financial Statements
December 31, 2005 and 2004

Beginning in July 2001, 20% of the Company matching contribution was automatically invested in the RSA Stock Fund, which primarily invests in the American Depositary Receipts (“ADRs”) of Royal & Sun Alliance Insurance Group PLC. The remaining 80% of the Company matching contribution was made in cash and was invested according to each participant’s investment elections. Effective January 1, 2005, this allocation process stopped. As such all Company matching contributions are now made in cash and are invested according to each participant’s investment elections.

Participant Accounts
Upon enrollment in the Plan, participants may, subject to a procedure established and applied in a nondiscriminatory manner, direct the Trustee to invest their account in one or more of the investment options. Each participant’s account is credited with the participant’s contribution, allocation of the Company’s matching contribution and Plan investment earnings.

Benefits and Withdrawals
Upon retirement, as defined under the Plan, a participant’s entire interest in the Plan, from the Company’s matching contributions and the participant’s own contributions, is payable, regardless of the number of years of participation.

In the event of disability or death before retirement, a participant’s entire interest in the Plan, from the Company’s matching contributions and the participant’s own contributions, is payable to the participant or the participant’s designated beneficiary, regardless of the number of years of participation. A participant is eligible to receive payment in the event of disability, if the participant qualifies for disability benefits under the Company’s Long-Term Disability Plan.

In the event of a financial hardship, a participant may be allowed to withdraw all or part of their interest in the Plan attributable to the participant’s contributions. In the event of such withdrawal, the participant’s right to make further contributions to the Plan is suspended for six months.

Forfeitures
Forfeited nonvested amounts will first be used to reinstate forfeited amounts of those participants re-employed before completing five “break in service years,” as defined by the Plan. Any remaining forfeited nonvested amounts will be applied in satisfaction of future contributions by the Company. Nonvested amounts forfeited from participant accounts for 2005 and 2004 were $19,496 and $28,838, respectively, and are available to reduce future employer contributions. Forfeitures available to reduce future Company contributions at December 31, 2005 are approximately $24,854.

Loans to Participants
Participants may borrow up to the lesser of 50% of their account balance or $50,000, with a minimum loan amount of $500. The loan repayment terms are for a minimum of one year and a maximum of five years unless the loan is used to purchase their principal residence in which case the term can be up to ten years. Payments, including principal and interest, are made biweekly or lump-sum if the entire balance is repaid. Interest rate is based on the U.S. Treasury 1–10 year bond plus 2% rounded down to the nearest eighth of a percent. The principal and interest paid are allocated to the appropriate funds according to the participant’s investment election at the time of payment.

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Royal & SunAlliance 401(k) Account
Notes to Financial Statements
December 31, 2005 and 2004

2.	Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments
The Plan’s investments in interest-bearing cash includes money market mutual funds that are reported at the fund’s net asset value. The Plan’s investments in registered investment companies (mutual funds) are stated at the reported net asset value of the mutual funds, which is based on the fair value of the mutual fund’s underlying investments. The Plan’s investment in the RSA Stock Fund is reported at market value of the ADRs. Loans to Plan participants are stated at the outstanding principal balance.

Purchases and sales of securities are recorded on trade-dates. Interest income is recorded on an accrual basis. Distributions from registered investment companies are recorded on the ex-dividend date.

Net Appreciation (Depreciation)
The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Administrative and Investment Expenses
Mutual fund fees are reflected in the investment performance of the respective investment funds. The Company currently pays all other expenses of operating and administering the Plan.

Benefits
Benefits and withdrawals are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

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Royal & SunAlliance 401(k) Account
Notes to Financial Statements
December 31, 2005 and 2004

3.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

4.	Investments
The following table presents the fair value of investments. Investments that represent 5% or more of the Plan’s net assets are separately identified by *:

	2005		2004

Interest-bearing cash
Fidelity Retirement Money Market Fund	$52,455,165	*	$59,338,860	*

Employer related investment securities
RSA Stock Fund	4,210,734		3,596,055

Interest in registered investment companies
Pimco Total Return - Administrative Class	22,751,360	*	25,436,808	*
Baron Asset Fund	11,480,483		8,662,417
Templeton Foreign A	6,778,777		6,649,770
Janus Balanced Fund	19,102,535	*	19,509,645	*
Vanguard Explorer Administrative Class	17,907,594	*	18,314,303	*
Vanguard Primecap Administrative Class	41,326,737	*	41,362,360	*
Fidelity Equity Incorporated	17,134,444	*	18,157,645	*
Fidelity Blue Chip	59,414,455	*	69,993,369	*
Fidelity Diversified Intl	6,437,975		4,151,726
Spartan Intl Index	5,897,042		5,260,921
Spartan US Equity Index	17,785,745	*	19,417,260	*
Fidelity US Bond Index	5,107,400		5,036,938

	$287,790,446		$304,888,078

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Royal & SunAlliance 401(k) Account
Notes to Financial Statements
December 31, 2005 and 2004

The net appreciation (depreciation) in fair value of investments is as follows:

2005

Employer related investment securities
RSA Stock Fund	$1,260,764

Interest in registered investment companies
Pimco Total Return - Administrative Class	(384,110)
Baron Asset Fund	706,083
Templeton Foreign A	205,474
Janus Balanced Fund	1,051,586
Vanguard Explorer Administrative Class	120,252
Vanguard Primecap Administrative Class	1,822,400
Fidelity Equity Income	(32,533)
Fidelity Blue Chip	1,855,005
Fidelity Diversified Intl	695,388
Spartan Intl Index	613,516
Spartan US Equity Index	529,929
Fidelity US Bond Index	(107,549)

$8,336,205

5.	Tax Status
The Internal Revenue Service has determined and informed the Company by letter dated December 10, 2002, that the Plan is qualified and that the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan will continue to be qualified and that the related trust will continue to be tax exempt.

6.	Related Party Transactions
The Plan currently provides for investment in Company stock through the RSA Stock Fund, which holds ADRs of the Royal & Sun Alliance Insurance Group, plc. Through December 31, 2004, 20% of the Company matching contributions was allocated to the ADR investment option. As an individual account plan, the holding of such assets is permissible as an exemption from prohibited transaction requirements under the Employee Retirement Income Security Act and the Internal Revenue Code. The Plan sponsor currently pays all expenses of operating and administering the Plan.

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, these transactions qualify as party-in-interest transactions.

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Supplemental Schedule

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Royal & SunAlliance 401(k) Account
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

		Current
Identity of Issuer	Description of Investment	Value

Fidelity Retirement Money Market Fund	Interest-bearing cash	$52,455,165
*RSA Stock Fund	Employer related investment securities	4,210,734
Pimco Total Return - Administrative Class	Interest in registered investment companies	22,751,360
Baron Asset Fund	Interest in registered investment companies	11,480,483
Templeton Foreign A	Interest in registered investment companies	6,778,777
Janus Balanced Fund	Interest in registered investment companies	19,102,535
Vanguard Explorer Administrative Class	Interest in registered investment companies	17,907,594
Vanguard Primecap Administrative Class	Interest in registered investment companies	41,326,737
Fidelity Equity Incorporated	Interest in registered investment companies	17,134,444
Fidelity Blue Chip	Interest in registered investment companies	59,414,455
Fidelity Diversified Intl	Interest in registered investment companies	6,437,975
Spartan Intl Index	Interest in registered investment companies	5,897,042
Spartan US Equity Index	Interest in registered investment companies	17,785,745
Fidelity US Bond Index	Interest in registered investment companies	5,107,400

Total interest in investment companies		231,124,547
Participant loans	Notes receivable from participants	2,748,896

Total assets held for investment purposes		$290,539,342

*Party in interest to the Plan

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SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, Royal Indemnity Company, the Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Royal & SunAlliance 401(k) Account

Date: June 27, 2006
By: /s/ Robert J. Dixon
Senior Vice President and Chief Human Resource
Officer, Royal Indemnity Company

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	EXHIBIT INDEX

Exhibit	Description	Page

23.1	Consent of Independent Registered Public Accounting Firm	12